IMC Announces Second Focus Medical Deal for Sales of Branded Products in Israeli Pharmacy Channel for 2,000kg

  Focus Medical, entered into a two-year binding agreement to sell 1,000kg of medical cannabis a year to Shor Tabachnik pharmacies

  The two-year contract is valued at approximately CAD$12 million; now 4,400kg for an approximate value of CAD$27 million contracted over next three years

  All medical cannabis sold according to this agreement will be under the IMC brand

Toronto and Glil Yam, Israel, April 8, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that on April 6, 2020, Focus Medical Herbs Ltd. ("Focus Medical"), a licensed medical cannabis producer based in Israel, signed a binding two-year sales agreement for the sale of IMC-branded medical cannabis (the "Sales Agreement") with Shor Tabachnik pharmacies (the "Pharmacies"). According to the two-year Sales Agreement, Focus Medical will supply the Pharmacies 1,000Kg of IMC-branded medical cannabis products annually through the duration of the Sales Agreement. Focus Medical is one of eight original licensed producers in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand.

Due to the exclusive commercial arrangement between Focus Medical and IMC, the Sales Agreement is expected to result in approximately CAD$12 million in revenue to IMC, with an expected gross margin of 50%.1 Between the Sales Agreement and prior announced agreements, Focus Medical has now signed two definitive agreements for a total of 4,400kg of medical cannabis sales under the IMC brand in the next three years with a total expected value of approximately CAD$27 million with an expected gross margin of 50%.1

"Patients increasingly depend on medical cannabis for a variety of illnesses and conditions and we will continue to see a steady rise in demand from Israeli pharmacies as the industry transitions from direct-to-patient sales to a pharmacy-based distribution model. We expect Focus Medical's cultivation expertise and its operating history, along with the well-known IMC brand, to remain a top choice for pharmacies and patients. As healthcare practitioners and patients are dealing with the challenges posed by COVID-19, we expect Focus Medical will continue to operate as an essential service and to increase the supply of our top quality branded medical cannabis products for patients in Israel," says Oren Shuster, Chief Executive Officer of IMC.

1 The Company and its management believe that this estimate is reasonable as of the date hereof and is based on management's current views, strategies, expectations, assumptions and forecasts, and has been calculated using accounting policies that are generally consistent with the Company's current accounting policies. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreement and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements".

Details of the Sales Agreement

Focus Medical will supply to the Pharmacies a total of 1,000kg of medical cannabis annually for a period of two years. The total quantity of medical cannabis to be delivered under the Sales Agreement is 2,000kg and the Pharmacies are obligated to purchase the entire quantity under the Sales Agreement.

The Sales Agreement has been entered into between Focus Medical and Drugstore LTD, which has been operating under the Shor Tabachnik brand for over 90 years. Currently, one Shor Tabanchik pharmacy is licensed to sell medical cannabis and another pharmacy in Tel Aviv is awaiting the necessary licensing.

Management Change

IMC has also announced that the Company and Amir Goldstein, Chief Operating Officer, have mutually agreed to Mr. Goldstein's resignation effective June 20, 2020. Mr. Goldstein will be leaving IMC to pursue other opportunities.

"We would like to thank Amir for his work at IM Cannabis over the last 2 years and we wish him well," said Oren Shuster, Chief Executive Officer of IMC.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Drugstore LTD and Shor Tabachnik

Shor Tabachnik pharmacies have been operating across Israel for over 90 years. Its primary activities are importing specialized unlicensed drugs from abroad according to Ministry of Health approval, managing its GMP and GDP certified warehouse, compounding pharmacy and supply of medical cannabis to patient across Israel. Shor Tabachnik is an official supplier of pharmacy services to major health organization across Israel, including hospitals, healthcare insurance companies and the Israel Defense Forces, among others.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to the Sales Agreement and other prior announced agreements of Focus Medical over the next two years, the expected amount of medical cannabis to be delivered by Focus Medical under the Sales Agreement, the ability of Focus Medical to continue to operate as an essential service in Israel, the demand for medical cannabis in Israel, the Company's strategic plans and the resignation of Amir Goldstein. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca